Filed by Cohn Robbins Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SAZKA Entertainment AG

Commission File No. 001-39454

HIGHLY CONFIDENTIAL May 2022 Maximizing Returns to Good Causes For further information on our company, please visit our website: allwynentertainment.com

2 General This presentation (the "Presentation") is for informational purposes only. The information provided in this Presentation pertaining to Sazka Entertainment AG and its subsidiaries, joint ventures and associates ("Allwyn" or the "Company"), its business assets, strategy and operations has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between the Company and Cohn Robbins Holdings Corp. (the "SPAC") (the "Proposed Business Combination") as described in the Business Combination Agreement, dated as of January 21, 2022 (the “Merger Agreement”) by and among SPAC, the Company, Allwyn Entertainment AG, Allwyn US HoldCo LLC and Allwyn Sub LLC, and the private placement of securities in connection with the Proposed Business Combination, and for no other purpose, and shall not constitute an offer to sell, or a solicitation of an offer to buy, any securities, options, futures, or other derivatives related to securities, nor shall there be any sale of such securities or other derivatives in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The information contained herein does not purport to be all inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. Neither the U.S. Securities and Exchange Commission (the "SEC") nor any securities commission or similar regulatory agency of any other jurisdiction has reviewed, evaluated, approved or disapproved of the contents of this Presentation or the Proposed Business Combination or the securities or determined that this Presentation is truthful or complete, and the content of this Presentation is not prescribed by securities laws. Investors should consult with their counsel as to the applicable requirements with respect to any exemption under the Securities Act. The transfer of securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. In addition, this Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of the Proposed Business Combination or an investment in any securities or the Company or the SPAC and is not intended to form the basis of any decision with respect to any securities, the Company, the SPAC or the Proposed Business Combination. The consummation of the Proposed Business Combination will also be subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by the Company and the SPAC in their joint and absolute discretion. “Allwyn” is a registered trademark of SAZKA Group a.s. The Company intends to complete a rebranding of its parent/holding companies from “SAZKA” to “Allwyn”. The rebranding has not been completed and may take significant time to complete, may be subject to regulatory or other approvals in certain jurisdictions, and may not ultimately be completed. No Representations or Warranties and Industry and Market Data No representations or warranties, express or implied, are given in, or in respect of, this Presentation. While the information in this Presentation is believed to be accurate and reliable, the Company, SPAC and their respective agents, advisors, directors, officers, employees and shareholders make no representation or warranties, expressed or implied, as to the accuracy or completeness of such information and the Company and SPAC expressly disclaim any and all liability that may be based on such information or errors or omissions thereof. To the fullest extent permitted by law in no circumstances will the Company, the SPAC or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes (including, but not limited to, the H2GC report, which was commissioned by the Company). This information involves many assumptions and limitations; therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and recipients are cautioned not to give undue weight to this information. Neither the Company nor the SPAC has independently verified the data obtained from these sources and no representation is made as to the accuracy, reasonableness or completeness any projections or modelling or any other information contained herein and neither the Company nor the SPAC undertake, and the Company and the SPAC expressly disclaim, any obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed in this Presentation. Any data on past performance or modelling contained herein is not an indication as to future performance. This Presentation does not take into account, nor does it provide and nor should it be construed as providing, any tax, legal, regulatory, business, financial, accounting or investment advice or opinion regarding the specific investment objectives or financial situation of any person. Recipients of this Presentation should consult their own legal, regulatory, tax, business, financial and accounting advisors to the extent they deem necessary, and each recipient must make its own evaluation of the Company, the SPAC and the transactions contemplated in this Presentation and of the relevance and adequacy of the information. The information contained in this Presentation only speaks at the date of this Presentation. Neither the delivery of this Presentation nor any further discussions of the Company’s or the SPAC's businesses with the recipient thereof shall, under any circumstances, create any implication that there has been no change in the affairs of the Company’s or the SPAC's businesses since the date of this Presentation. The Company and the SPAC reserve the right to amend or replace the information contained herein, in part or entirely, at any time, and undertake no obligation to provide the recipient with access to the amended information or to notify the recipient thereof. Trademarks The Company, the SPAC and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with the Company, the SPAC or any of their respective affiliates, or an endorsement or sponsorship by or of the Company, the SPAC or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the TM, SM or © symbols, but such references are not intended to indicate, in any way, that the Company, the SPAC, their respective affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. Certain Financial Measures and Calculations Certain financial and statistical information in this Presentation has been subject to rounding off adjustments. Accordingly, the sum of certain data may not conform to the expressed total. The Company uses several key operating measures, including but not limited to Amount wagered, Operating EBITDA, Operating EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, capital expenditures and Cash Conversion, to track the performance of its portfolio and business. None of these items, including with certain unaudited numbers in the information, are a measure of financial performance under GAAP or IFRS, nor have these measures been audited or reviewed by an external auditor, consultant or expert. These measures are derived from management information systems. These items are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP or IFRS, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or IFRS. As these terms are defined by the Company's management and are not determined in accordance with GAAP or IFRS, thus being susceptible to varying calculation, the measures presented may not be comparable to other similarly titled measures terms used by other companies. Any such information, measure or estimate should therefore not be regarded as an indication, forecast or representation by the Company, the SPAC or any other person regarding the Company's operating or financial performance for the respective period. The Company believes that these measures of financial results (including on a forward - looking basis) provide useful supplemental information to investors about the Company. However, there are a number of limitations related to the use of these measures in connection with their nearest equivalents which have been prepared in accordance with GAAP or IFRS. For example, other companies may calculate such other measures differently, or may use other measures to calculate their financial performance, and therefore the Company's measures may not be directly comparable to similarly titled measures of other companies. The principal limitation of these financial measures is that they exclude items that are significant in understanding and assessing the Company's financial results, including significant expenses, income and tax liabilities that are required by GAAP and/or IFRS to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by the Company about which expense and income are excluded or included in determining these financial measures. While the Company and the SPAC believe the information set forth in this Presentation is reasonable, it is inherently subject to modification in connection with their ongoing review or audit procedures and such modifications may be material. Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed with or furnished to the SEC by the Company, the SPAC and/or their respective affiliates. Disclaimer

3 Forward Looking Statements, Financial Projections and Financial Targets Certain information in this Presentation and oral statements made in connection with this Presentation are forward - looking. Forward - looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the Proposed Business Combination and the satisfaction of closing conditions to the Proposed Business Combination. Words or phrases such as "anticipate," "objective," "may," "will," "might," "seem," "should," "could," "can," "intend," "expect," "believe," "estimate," "predict," "potential," "plan," "is designed to," "would," "continue," "project," "possible," "seek," "future," "outlook," "strive," "strategy," "opportunity," "will continue," "will likely result" or similar expressions suggest future outcomes but the absence of these words does not mean that a statement is not forward - looking. When the Company or the SPAC discuss their strategies or plans, including as they relate to the Proposed Business Combination, they are making projections and using forward - looking statements. These forward - looking statements include, but are not limited, statements regarding estimates, forecasts of other financial and performance metrics, projections of market opportunity and other characterizations of future events or circumstances, including any underlying assumptions. Forward - looking statements, financial projections and financial targets are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward - looking statements, financial projections and financial targets. Although we believe that the expectations reflected in the forward - looking statements and financial projections are reasonable, there can be no assurance that such expectations will prove to be correct. None of the Company’s or the SPAC's independent auditor, nor any other independent accountants, have applied, examined or performed any procedures with respect to the financial targets, nor have they expressed any opinion or any other form of assurance on the financial targets or their achievability. These forward - looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. The financial targets constitute forward - looking statements and are not guarantees of future financial performance. The Company and the SPAC cannot guarantee future results, level of activity, performance or achievements and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward - looking statements, financial projections and financial targets as actual events and circumstances are difficult or impossible to predict and may differ from assumptions. While in some cases presented with numerical specificity, by their nature, forward - looking statements, financial projections and financial targets involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward - looking information will not occur, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections or targets of future performance or results expressed or implied by such forward - looking statements, financial projections and financial targets. Many actual events and circumstances are beyond the control of the Company or the SPAC. There may be additional risks that neither the Company nor the SPAC presently know, or that the Company or the SPAC currently believe are immaterial, that could also cause actual results to differ from those contained in the forward - looking statements. The financial targets reflect the Company’s subjective judgements in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, financial and other developments. Accordingly, such assumptions may change or may not materialize at all. The forward - looking statements, financial projections and financial targets contained in this Presentation are expressly qualified by this cautionary statement. While the Company and the SPAC may elect to update these forward - looking statements at some point in the future, except as required by law, the Company and the SPAC specifically disclaim any obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. None of the Company, the SPAC or their respective boards of directors, senior management or any of their respective affiliates, advisers, officers, directors or representatives can give any assurance that the financial targets will be realized or that actual results will not vary significantly from the financial targets. This Presentation contains financial, operational, industry and market projections, including financial forecasts for the Company with respect to certain financial results for the Company's fiscal years 2021 through 2023. Neither the Company's nor the SPAC's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation and no independent auditor has expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. Our consolidated financial statements are in the process of being prepared in accordance with IFRS - IASB and audited in accordance with PCAOB standards. Accordingly, our historical financial results and financial forecast information are preliminary and subject to change, which change may be material, based on the completion of our financial closing procedures and any adjustments that may result from the preparation of our financial statements in accordance with IFRS - IASB and completion of the audits of our financial statements in accordance with PCAOB standards. While all financial, operational, industry and market projections, estimates and targets are necessarily speculative, the Company and he SPAC believe that the preparation of prospective financial, operational, industry and market information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Actual results will differ, and may differ materially, from the results contemplated by the projected financial, operational, industry and market information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The risk factor titles presented in this Presentation are certain of the risks related to the business of the Company, the SPAC and the Proposed Business Combination, and such list is not exhaustive. The list in this Presentation is qualified in its entirety by disclosures contained in future documents filed or furnished by the Company and the SPAC with the SEC with respect to the Proposed Business Combination. Participants in the Solicitation and Addressees The Company and the SPAC and their respective directors, certain of their respective executive officers and other members of management and employees, under SEC rules, may be considered participants in the solicitation of proxies of the SPAC's shareholders in connection with the Proposed Business Combination. This Presentation does not contain all the information that should be considered in the Proposed Business Combination. It is not intended to form any basis of any investment decision or any decision in respect to the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of the SPACs directors and officers in the SPAC's filings with the SEC, including the SPAC’s registration statement on Form S - 1, which was originally filed with the SEC on July 31, 2020. To the extent that holdings of the SPAC’s securities have changed from the amounts reported in the SPAC’s registration statement on Form S - 1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the SPAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form F - 4 for the proposed business combination, which is expected to be filed by the SPAC with the SEC. Investors and security holders of the SPAC and the Company are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about the SPAC and the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the SPAC can be obtained free of charge by directing a written request to CSR Acquisition Corp., 1000 N. West Street, Suite 1200, Wilmington, DE 19801. This Presentation does not constitute, or form part of, an offer to sell, or a solicitation of an offer to purchase, any securities in the United States. Any securities referred to herein have not been registered, and will not be registered, under the Securities Act, or under the securities laws of any state or other jurisdiction of the United States. None of the securities can be offered, sold, pledged or otherwise transferred, directly or indirectly, within or into the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. This Presentation does not constitute a “prospectus” within the meaning of the Securities Act. Disclaimer (Continued)

4 • Vice Chairman of IBM since January 2021 • Assistant to POTUS for Economic Policy and Director of the National Economic Council : January 2017 – April 2018 • President, Chief Operating Officer and director of Goldman Sachs : 2006 – 2016 • Additional Goldman Sachs leadership positions incl. Global Co - Head, Equities and Fixed Income, Currency and Commodities; Chairman, Firmwide Client and Business Standards Committee • Board member: nanoPay, Hoyos Integrity, Infinite Arthroscopy, Gro Intelligence, and Starling Trust Sciences; Chairman of the Board of Pallas Advisors • Serves on Systemic Resolution Advisory Committee (SRAC) of the FDIC • 26 years of total experience • 8 years with Allwyn • First Vice President of the Association of European Lotteries; member of Eurojackpot executive committee • Previously worked at P&G and Reckitt Benckiser before moving to T - Mobile as Chief Marketing Director • Later appointed as CEO of T - Mobile Slovakia and T - Mobile Austria • 17 years of total experience • 3 years with Allwyn / KKCG • Appointed CFO of Allwyn in February 2020 • Previously Head of Corporate Finance at KKCG, investment banker with Morgan Stanley and Deutsche Bank Gary D. Cohn Co - Founder, Cohn Robbins Clifton S. Robbins Co - Founder, Cohn Robbins Robert Chvatal CEO, Allwyn Kenneth Morton CFO, Allwyn • 35+ years of investment experience • Founded Blue Harbour Group in 2004; Chief Executive Officer from 2004 - 2020 • Previously Managing Member of General Atlantic Partners from 2000 - 2004 • KKR, 1987 - 2000, General Partner: played significant role in leveraged buyout transactions and financings and capital markets activities • Began his career in the Mergers and Acquisitions department of Morgan Stanley

Transaction summary ends Jun - 30 Note: Assumes no redemption from Cohn Robbins SPAC Trust; EUR:USD spot rate of 1.06 applied, sourced from CapIQ, as of 20 - May - 22 1) Cohn Robbins cash in trust as of 31 - March - 22. Subject to potential redemptions 2) Allwyn represents the rebranded operations of Sazka Entertainment AG, which is the entity that will be subject to the business combination 3) Based on management estimates (subject to material change); adj. net debt as of Dec - 21A. Includes €322mm of convertible notes expected to be outstanding at transaction close, pro forma for OPAP stake increase from 41.2% to 48.2% since YE - 21 and acquisition of Betano in Q2 - 22. Excludes impact of expected free cash flow and a €170 mm one time dividend paid prior to closing in Q1 - 22 4) Based on SoTP valuation for Tabcorp Lottery and Keno segment published by equity research broker in Mar - 22 sourced from Refinitiv; Tabcorp fiscal year 5 5 ) Includes impact from expected bonus pools for non - redeeming Cohn Robbins shareholders and PIPE shareholders, with potential for combined incremental 9 . 4 mm common shares to be issued . Bonus pool for PIPE and non - redeeming shareholders is variable based on number of redemptions . Shares underlying CRHC warrants expected to be adjusted by the same ratio • NYSE - listed SPAC with $829mm 1 cash in trust • Cash in trust supplemented by $353mm PIPE • Founders Gary D. Cohn and Clifton S. Robbins ("Founders") • Intends to effect a business combination with Allwyn 2 • Newly formed entity is expected to be listed on the NYSE ("PubCo") • Transaction announced January 21, 2022 and expected to close in Q3 2022 • Large, privately - owned multinational lottery business • Expected market cap for PubCo of ~ $8.0bn / ~€7.6bn; represents entry multiple of 11.0x 2023E Adj. EBITDA of $868mm / €819mm 3 • 11.0x entry multiple is at a discount to core lottery peer Tabcorp Lottery 4 • Bonus pool of 6.6mm shares to be issued to non - redeeming SPAC shareholders, resulting in implied entry multiple of ~9.9x to ~10.3x 5 projected 2023E Adj. EBITDA • Expected pro forma net debt / 2023E Adj. EBITDA of ~1.8x 3 • Expected to further bolster Allwyn’s growth plans

6 Significant strategic progress already achieved since transaction announcement What We Said We Would Do… Source: Company information, UK Gambling Commission 1) The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024. 2) Based on Camelot annual report for the year ended 31 - Mar - 21, c.£140mm EBITDA converted to € at spot rate of 1.18 EUR per GBP, sourced from CapIQ, as of 20 - May - 22 3) Deal multiple based on €327mm purchase price and OPAP €50m pro rata EBITDA, based on 6.9% stake of OPAP FY22 EBITDA management guidance of €720 to €740mm Digital - led Organic Growth … What We Have Achieved Already Continued Focus on Building Stakes in Existing Businesses January 2022 Pursue Attractive Opportunities to Expand in the US and Untapped European Markets Named Preferred Bidder of the UK National Lottery 1 Historically worth an estimated €165m in annual EBITDA 2 €327m Stake Acquisition in OPAP Increasing Allwyn’s economic interest from 41.2% to 48.2% ― at an accretive 6.5x 2022E EBITDA multiple 3 Record - High Online Active Players On track for 24% organic NGR growth in 2022 May 2022 Enter New Markets Inorganic Growth Organic Growth

7 Introduction to Allwyn Opening Remarks by KKCG Founder, Karel Komarek

8 Selected new markets being targeted 27% 16% 25% 32% 71% 9% Allwyn at a glance – Leading lottery operator… Scale Financial strength (Pro Rata) 5 Leadership Diversified business (Pro Rata) 5 #1 lottery operator across 5 markets 1 Austria Czech Republic Greece and Cyprus Italy €19bn FY21A wagers 2 Up to 84% surveyed adult population play lottery 1, 3 91mm population in Allwyn’s operating markets 1, 4 €1,661mm 2022E net gaming revenue ( +17% 18A - 22E CAGR) €751mm 2022E adj. EBITDA ( 45% margin) €638mm 2022E adj. EBITDA – capex ( 85% cash conversion 6 ) Split by geography 7 Online share (FY21A) 7 Lottery 9% iGaming 8 10% Sports betting Split by product 7 VLT and casinos 26% 38% 27% FY21A FY21A Source: Company information, Management estimates (subject to material change) 1) Based on market data sourced from H2GC 2) Calculated as the aggregate wagers for Allwyn’s key operating entities on a 100% basis (SAZKA a.s., OPAP, CASAG, Lottoitalia) 3) Adult population playing lottery in Austria (84%), Czech Republic (73%), Greece (56%), Italy (34%), as of 2019 4) Population of Austria, Cyprus, Czech Republic, Greece and Italy, as of 2020 5) Financial forecasts are based on latest management estimates (subject to material change); figures are presented pro rata for Allwyn’s economic interest in group operating companies 6) Cash conversion calculated as (Adj. EBITDA – capex ) / Adj. EBITDA; capex = acquisition of property, plant and equipment and intangible assets 7) Split based on pro rata gross gaming revenue (“GGR”); amount wagered x payout used as proxy for GGR for Lottoitalia; Lottoitalia’s revenue consists of revenue from contract with customers, calculated as 6% of amount wagered 8) iGaming includes online casino, online slots, online poker, online bingo and other online only; online sales of products which are also sold through physical retail channel included under respective product 9) The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024 10) Includes gross wagers for State Lottery lottery - style games only (i.e. excludes VLTs / sportsbetting / offshore lottery) Selected as Preferred Applicant for UK National Lottery 9 UK €9bn 2022E lottery wagers 1, 10 US €88bn 2022E lottery wagers 1, 10 330mm Total population 1 67mm Total population 1

9 1) H2GC; Adult population playing lottery in Austria (84%), Czech Republic (73%), Greece (56%), Italy (34%), as of 2019 Up to 84% of adult population in certain operating markets 1 Operate lottery on behalf of government, managing brand and point of sale network Retailers and agents … positioned in the sweet spot of the lottery ecosystem Retail and Online sales Consumers Retailers’ kiosks, convenience stores, supermarkets, outlet stores Provide instant game products and systems technology for draw - based games, e.g. powerball Government entities National or local government that oversees lottery within a jurisdiction Lottery Licenses and regulation Agency agreements Product and technology suppliers Consumer - focused lottery operators Land - based sales Technology and services EU US

10 Our scale and track record creates a platform to drive future growth Operating Excellence Opportunity to build and leverage best practices through deep, broad - reaching expertise Leverage Partnerships Win new business through relationships with vendors and partnerships with governments Shared Overhead Ability to leverage resources and buying power across entities – driving cost efficiency Strategic International Player Management has depth and track record to pursue new markets, creating a unique international platform Technology Enhancements Focus on building best - in - class tech platform across operations

11 Sources: Company reporting 2021 and 2020, Sustainalytics as of 11 - Feb - 2022 1) In 2014 Casinos Austria was the first company worldwide to boast a responsible gaming management system that was certified to European Casino Association (ECA) standards Achievements and memberships ESG ratings 1 2020 Lottery operator of the year Member Member; level 4 certification Certified Certified Key sponsor Targets and actions E • Head office designed in accordance with LEED Gold certificate criteria • Management ambitions and actions towards optimizing energy consumption and improving overall energy efficiency in all operating companies S • Responsible gaming: a core Allwyn value − Lottoitalia awarded the highest responsible gaming certifications issued by the World Lottery Association − Austrian business 1 is the first gaming company worldwide to obtain certification according to the Responsible Gaming Standards by the European Casino Association − Annual responsible gaming training for retail partners • Strong philanthropic profile − Austrian Lotteries business provides €80mm in sports funding annually − “PCs for all” campaign, providing computers to underprivileged families − Founded key initiatives in its local communities during the onset of the COVID - 19 pandemic G • Commitment to gender equity: 20% of board of directors and 40% of senior management are women • Equal opportunities for employees creating an diverse and including environment • Merit - based opportunities without regard to gender, age, sexuality, disability, race, religion and more Allwyn embraces ESG pillars – making play better for all

Overview and Highlights

13 1) Global lottery sales, sourced from H2GC Operates in ~$300bn 1 global lottery industry, which is poised for growth through increased digitization Highly cash generative business, making funding available for organic and inorganic growth (e.g. M&A opportunities) Strong organic growth driven by data analytics, cross - selling, and growing online customer base Allwyn’s key investment highlights 1 2 Successful M&A track record with attractive opportunities for expansion in new markets 3 4 Experienced board and management team with long industry track record 5

47 71 89 93 95 99 105 107 128 140 147 154 161 130 115 159 167 168 175 176 166 167 175 184 190 196 1 3 7 9 10 12 15 21 26 31 36 42 48 $ 163 $ 204 $ 255 $ 268 $ 273 $ 286 $ 297 $ 295 $ 321 $ 347 $ 367 $ 385 $ 405 2005A 2010A 2015A 2016A 2020A 2021A Draw - Based Games 2022E 2023E 2024E 2025E 2017A 2018A 2019A Instant Games and Other iLottery 22.1% 4.2% 16.3% 5.8% 2.4% 6.4% CAGR (%) 1 Other and Draw - Based Games based on 2020A percentage of total 21A – 25E CAGR (%) Consumer spend on lottery grew at a 4.3% CAGR over the last 16 years, and from 21A - 25E is expected to grow at a 6.0% CAGR driven by expected continued rollout of digital lottery Global annual lottery wagers ($bn) 1 05A – 21A Lottery: a ~$300bn global industry $310 $145 $75 $22 Lot tery Casino Sports Betting iGa m ing Source: H2GC. EUR:USD spot rate of 1.06 applied, sourced from CapIQ, as of 20 - May - 22 14 Note: Lottery wagers include State Lottery style games only, and do not include VLTs; Lottery wagers assume historical and projected global iLottery payout ratio of ~60%. iLottery is excluded from Instant Games and The largest constituent of the global gaming ecosystem… Global sales / wagers (2019A) ($bn) (1) 1) Assumes historical and projected global iLottery payout ratio of ~60%. 2021 figures for iLottery based on projections, instant games and other and draw - based games based on actuals 2) Casino, Sports Betting and iGaming figures represent gross win …With favorable customer demographics and market trends High lottery participation across global populations 2 Resilience through market cycles Expected growth of digital lottery

15 Source: H2GC, World Bank Note: Lottery wagers include State Lottery style games only, and do not include VLTs, Sportsbetting; Casino, Sports Betting and iGaming figures represent gross win; GDP growth rates based on World Bank data for OECD countries only; Lottery wagers assume historical and projected global iLottery payout ratio of ~60%. iLottery is excluded from Instant Games and Other and Draw - Based Games based on 2020A percentage of total 1) In certain European jurisdictions; based on UK DCMS Taking Part Survey conducted in the UK 3.8% Lot tery ( 1.3%) ( 3.0%) ( 3.3%) Casino Sports Betting GDP Lottery’s unique characteristics contribute to sector resilience Performance during COVID - 19 (19A - 20A): YoY growth (%) 1 ( 3.7%) Lot tery ( 4.6%) ( 10.2%) ( 40.7%) GDP Sports Betting Casino Lottery appeals to a wide demographic base, enabling cross - selling and driving growth tailwinds Performance during the Global Financial Crisis (08A - 09A): YoY growth (%) With advantageous attributes relative to other gaming segments Potential life - changing wins Easily accessed at local retailers and digitally Low - cost product Popular amongst men and women 1 Evergreen, Mass - market Appeal

16 Source: H2GC 13 19 21 22 27 26 17 23 30 32 34 35 36 5 9 10 12 14 16 20 26 31 36 40 44 48 $18 $28 $31 $34 $41 $42 $37 $49 $61 $67 $79 $84 2010A 2015A 2016A 2017A 2018A 2019A La nd - ba sed NGR 2020A Online NGR 2023E 2024E 2025E 2026E 2021E 2022E Online penetration ( %) 57% Potential to increase online lottery penetration in Allwyn’s markets, based on trends in other developed countries’ global sports betting and lottery markets Global sports betting NGR ($bn) $74 49% 36% 32% 18% 16% 13% 11% 5% 3% Potential upside Further growth and profitability upside from increasing online penetration Share of online lottery GGR 2021E (%) Sports betting online penetration 2026E: 57% Czech Republic Allwyn operating markets License tender process ongoing CAGR (%) 10A - 21E 22E - 26E 9.3% 8.2% 15.9% 11.2% 5.1% 4.8% 1 … With upside potential from increasing online penetration Finland Denmark UK EU Greece Austria US Italy

17 Source: Company information 1) Average monthly active online customers are customers with at least one online purchase made on a particular gaming platform during a given month. Data for Austria is based on players for OLG and tipp3, for Czech Republic on SAZKA a.s., for Greece and Cyprus OPAP and Stoiximan Rapid growth in online customer base Allwyn has almost doubled online customers over the last two years Average monthly active online customers per quarter (000) 1 2 587 185 158 243 248 235 937 844 262 256 419 360 Czech Republic Austria +19% CAGR +27% CAGR +31% CAGR Q4 - Q4 - Q4 - Q4 - Q4 - Q4 - Q4 - Q4 - Q4 - Q4 - Q4 - Q4 - 19A 20A 21A 19A 20A 21A 19A 20A 21A 19A 20A 21A +26% CAGR Greece and Cyprus

18 Source: Company information 1) Based on aggregate online GGR across all products offered in Czech Republic 2) Based on management estimates (subject to material change) 2017A 2018A 2019A 2020A 2021A 2017 Cohort 2018 Cohort 2019 Cohort 2020 Cohort 2021 Cohort > Increase number of games > Loyalty programs > Gamification Expected results 2 Cross - selling initiatives Lottery Sportsbook iGaming eScratch ARPU LTV Churn Rates Average CAC Czech Republic internal case study 1 : GGR per player cohort and YoY growth (%) Platform to cross - sell customers Allwyn’s sticky customer base, brands, data and wide product offerings drive growing revenues by cohort 2 +60% +21% +39% +22% +52% +46% +18% +21% +8% +2% +81% CAGR

19 High structural barriers to entry Source: Company information 1) Selected as Preferred Applicant for UK National Lottery. The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024. Data not reflective of Allwyn ownership/presence and is specific to the UKNL 2) OPAP and Stoiximan brands owned; some game brands owned by the Greek state 3) Population data sourced from H2GC 4) Based on Camelot’s disclosed retail partners 5) Based on 100% market share in jackpot lotteries as per Company data 6) All figures as per GGR 2020 for legal market with market size as per H2GC Oct - 21 data. Figures for LOTTOITALIA market share are based on wagers 7) Based on UK National Lottery Significant advantages for incumbents when licenses are up for renewal, creating deep competitive moat for Allwyn 2 Austria Czech Republic Greece and Cyprus Italy United Kingdom 1 Total / Average x x x 2 Owned by the regulator N/A x Brands owned by Allwyn Established POS network 3 5,100 One per 1,745 pop. 12,500 One per 856 pop. 13,000 One per 892 pop. 33,600 One per 1,792 pop. 44,000 4 One per 1,525 pop. 64,200 (excl. UK) One per 1,424 pop. Exclusive licenses / Dominant position x x 5 x x x x Market Share 6 100 % lotteries, casino and on - line lotteries / casino market share 94% numerical lotteries 86% instant - win games (100% market share in jackpot lotteries) 100% numerical lotteries 100% instant lotteries 79% numerical lotteries 100% in fixed odds 85% numerical lotteries 7 x Long - term lottery concessions (Length including extensions) 15 years N/A 30 years 9 years 10 years 18 years (excl. UK) Established relationships (Years in operation) 36 years 66 years 64 years 29 years N/A 49 years

20 Source: Company information 1) UK National Lottery. The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024 2) As of FY21A; Calculated as the aggregate wagers for Allwyn’s key operating entities on a 100% basis (SAZKA a.s., OPAP, CASAG, LottoItalia) Buy and build track record: from zero to €19bn 1 wagered in ten years Demonstrated ability to expand platform through incremental M&A 3 2012A 2013A 2014A 2015A 2016A 2017A 2018A 2019A 2020A YTD - 22A Initial market entry New acquisition / license at tender Increase in stake Select M&A activity Acquisition of remaining 50% stake in SAZKA a.s. Privatisation of 33.0% stake in OPAP Acquisition of a 50% stake in SAZKA a.s. (2011) Acquisition of indirect 11 . 3 % stake in CASAG Successful tender of 32.5% LottoItalia Acquisition of indirect 11.6% stake in Austrian Lotteries Acquisition of additional 22.7% indirect stake in CASAG Acquisition of 67 % stake in SuperSport Acquisition of 36.8% stake in Stoiximan and Betano Sale plus monetary contributions for 25% stake in SAZKA Group Acquisition of additional 17.2% stake in CASAG Acquisition of 47.7% stake in Greek and Cypriot operations 2021A Acquisition of additional 6.9% indirect stake in OPAP UK National Lottery 1 Selected as the Preferred Applicant for the 4 th National Lottery license Czech Republic Greece and Cyprus Austria Italy Greece and Cyprus Acquisition of 36.75% stake in Kaizen outside Greece and Cyprus UK National Lottery 1 (Preferred Applicant)

21 New market opportunities Attractive opportunities to expand in the US and untapped European markets Source: H2GC 1) Lottery market wagers as of 2022E; includes gross wagers for State Lottery lottery - style games only (i.e. excludes VLTs / Sportsbetting / Offshore Lottery) Allwyn is a scaled operator with opportunities to take business model to new markets 3 Current European operating markets Key European opportunities US opportunities € 88 bn 2022E wagers 1 € 13 bn 2022E wagers 1 € 28 bn 2022E wagers 1 operating markets Lottery license tenders and privatizations M&A opportunities Increasing stakes in existing businesses Disciplined and selective approach AT CZ GR&CY IT UK NL EU US

22 Source: Company information, UK Gambling Commission 1) The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024. Selected as Preferred Applicant For UK National Lottery License Tender 1 in March 2022 After a 2 - year comprehensive process

23 The UK National Lottery is one of the Largest in Europe Camelot UK Lottery Key Financials (1) NGR (£m) Source: H2GC, Camelot annual reports Note: GBP:EUR spot rate of 1.18 applied, sourced from Capital IQ as of 20 - May - 22 Disclaimer: Camelot historical results are not necessarily indicative of Allwyn’s business plan or expected results 1) Camelot UK Lottery fiscal year ends on 31 - Mar 2) D&A includes depreciation on property, plant, and equipment, depreciation on right - of - use assets, and amortisation on intangible assets UK France Italy Adult Population 56.5m 55.2m 52.5m GDP €2,638bn €2,462bn €1,775bn Lottery Ticket Sales / Adult €176 €267 €354 UK Lottery Market Overview (2021E) UK National Lottery Annual GGR (£m) % of Total EBITDA (2) (£m) Capex and investment in intangibles (£m) 3 2,580 2,470 2,774 3,278 3,400 3,558 3,802 3,897 4,026 2000A 2005A 2010A 2015A 2020A 2021E 2022E 2023E 2024E Digital as 0% 3% 13% 18% 31% 42% 44% 46% 49% £656 £684 £722 £728 FY18 FY19 FY20 FY21 £115 £130 £142 £140 FY18 FY19 FY20 FY21 £22 £25 £16 £16 FY18 FY19 FY20 FY21

AL - MT $0.07 ND $0.03 MN $0.76 ID $0.41 WY $0.03 SD $0.08 WA $1.03 OR $0.44 CA $9.64 NV - UT - KS $0.35 NE $0.24 IA $0.44 AZ $1.62 NM $0.16 TX $7.22 OK $0.26 AK - HI - MO $1.75 AR $0.69 LA $0.60 WI $0.82 IL $3.36 MI $7.54 IN OH $1.92 $3.85 KY $1.42 TN $2.04 MS $0.50 GA $5.60 FL $8.11 ME $0.35 NY $8.43 VT $0.17 PA $6.33 WV $0.27 SC $2.57 NC $3.77 VA $3.04 NH $0.40 MA $6.18 $0.23 RI $0.32 CT $1.52 $2.89 $0.24 CO $0.86 NJ 3 $4.04 DE US Lottery Opportunity Substantial total US lottery market with $103bn in annual ticket sales 1 and significant scope for growth from both retail and iLottery channels (current penetration of 6%) Source: H2GC, State Lotteries, Company filings. 1) Defined as gross ticket sales for State Lottery lottery style games only (i.e. excludes VLTs / Sportsbetting / Offshore) 24 2) Privately operated by IGT Indiana, a wholly - owned subsidiary of IGT 4) iLottery launched in Dec - 20 as a result of emergency rules adopted during the COVID - 19 pandemic 3) Privately operated by North Star New Jersey, a JV between IGT and Scientific Games 5) 10 states include North Dakota, Michigan, Illinois, Kentucky, Pennsylvania, Virginia, North Carolina, Georgia, New Hampshire, Rhodes Island and D.C. (excludes New York, Maine, Maryland which operate under online subscription management model) 2022E Total US Lottery Market 1 ($bn) 2 Private operator model Retail and iLottery presence Retail lottery presence only DC 4 MD % Total 6% 94% 45 10 # of States 5 6% 32% ’19A – ’22E CAGR 3 2022E Market Size $6.1bn $96.5bn Total US Lottery Market 1 is Estimated to Grow at a CAGR of 7% from 2019A to 2022E US iLottery US Retail Lottery Multiple Potential Methods of Entry for Allwyn Lottery Privatizations Partnerships with Vendors M&A Opportunities Jurisdictions deployed Jurisdictions deployed Austria Czech Republic Greece and Cyprus Italy UK

25 Source: Company information 440 25 131 597 65 157 819 51 90 960 (202) 119 877 221 66 1,165 2016A 2017A 2018A 2019A 2020A 2021A Track record of driving organic and inorganic growth +6% +30% +11% +26% +6% +11% (21%) +12% +36% +37% +17% Organic growth (%) Inorganic growth (%) +25% +8% (9%) Allwyn has successfully delivered organic growth and implemented buy - and - build strategy to drive performance Pro rata NGR (€mm) +10% CAGR +33% 2019A - 2021A CAGR (%) 3

638 542 315 392 332 540 2018A 2019A 2020A 2021A 2022E 346 419 365 573 751 819 2019A 2020A 2021A 2022E 2023E Strong revenue, profit and cash - flow momentum expected to continue Source: Company information, Management estimates (subject to material change) 26 Note: Stoiximan consolidated in OPAP from 2021A onwards 1) Forecast growth for 2023E also excludes potential contribution from M&A 2) Calculated as (Adj. EBITDA – capex) / Adj. EBITDA 2018A Pro rata Adj. EBITDA – capex (€mm) Cash conversion 2 CAGR +11.5% Excluding potential contribution from lottery tenders 1 Pro rata NGR (€mm) NGR growth 42.3% 43.7% 41.6% 49.1% 45.2% 45.1% 2018A Pro rata Adj. EBITDA (€mm) Adj. EBITDA margin 90.9% 93.5% 90.9% 94.4% 85.0% 66.2% 4 CAGR +17.3% No contribution from UKNL (starting in 2024) CAGR +18.8% No contribution from UKNL (starting in 2024) 2023E Impact of UKNL up - front costs 2023 Projections based on organic growth only 819 960 877 1,165 1,661 1,817 2019A 2020A 2021A 2022E 2023E 17.2% (8.6%) 32.8% 42.6% 9.4% Reflecting UKNL up - front costs

27 Source: Company information, Management estimates (subject to material change) 1) Selected as Preferred Applicant for UK National Lottery. The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024 € 573 € 82 € 96 € 751 € 69 € 8 19 2021A Adj. EBITDA Inorga nic Growth Organic Growth 2022EAdj. EBITDA Organic Growth 2023EAdj .EBITDA Already realized initiatives and tangible upsides support Adj. EBITDA forecasts 4 x Recovery of physical retail in Greece and Cyprus and Austria x Capture market share x Increased online penetration x OPAP stake increase x Acquisition of stake in Betano x Capture market share x Increase online penetration Pro rata Adj. EBITDA (€mm) +9% growth +31% growth Does not include any impact from UK National Lottery (concession begins February 2024) 1

2.6x 2.0x 1.5x 0.5x 0.4x 0.4x 2.4x 1.9x 2023PF Standalone pro rata financial leverage 2 Unadjusted for expected primary proceeds Source: Company information, Management estimates (subject to material change) 1) Pro forma for OPAP stake increase from 41.2% to 48.2% since YE - 21 and a €170 mm one time dividend paid prior to closing in Q1 - 22 2) Refers to leverage at Sazka Entertainment AG. Defined as Adj. net debt / LTM Adj. EBITDA; net debt position as of Dec - YE. 28 3) Includes expected primary proceeds of $332mm / €313mm from SPAC transaction, and €322mm of convertible notes expected to be outstanding at transaction close. 2022PF and 2023PF leverage include the impact of expected free cash flow and acquisition of Betano in Q2 - 22 Expected strong balance sheet 2021PF 2022PF Pro forma pro rata financial leverage 2 Adjusted for expected primary proceeds 3 4 Expected strong de - levering profile, driven by: – Expected robust Adj. EBITDA growth – Expected significant free cash flow generation Deleveraging shown reflects UKNL up - front costs but no further material investment in M&A or tenders Expected significant available balance sheet capacity creating financing and strategic optionality – Expected leveragable stable cash flows – Willingness to operate above 3x leverage 2 on temporary basis for M&A 3.1x 1 Pro rata financial leverage 1

29 1) Future Board of Directors Experienced board and management team Management 5 Non - independent Director Katarina Kohlmayer ▪ Group CFO of KKCG ▪ Previous experience at Morgan Stanley and VTB Capital Pavel Saroch ▪ CIO of KKCG ▪ Previous experience at Ballmaier & Schultz, Prague Securities, ATLANTIK Non - independent Director Robert Chvatal ▪ CEO of Allwyn ▪ Previous experience at T - Mobile, Procter & Gamble and Reckitt Benckiser Executive Director Karel Komarek ▪ Founder of KKCG ▪ Founder of the Proměny Foundation Chairman CTO Tony Khatskevich CEO Robert Chvatal COO Jan Matuska Head of Government Affairs Antonella Pederiva Head of Capital Markets Iva Horcicova Head of HR Jana Zabova Stepan Dlouhy CIO CFO Kenneth Morton Gary Cohn to assume role of Special Advisor to the Chairman Lord Sebastian Coe ▪ President of World Athletics ▪ Former member of UK parliament Independent Director Cohn Robbins Director (1) Cliff Robbins ▪ Co - founder of Cohn Robbins ▪ 35+ years of investment experience ▪ Founder and former CEO of Blue Harbour Group Independent Director Roland Ruprecht ▪ Member of EXPERTsuisse and Association of Lichtenstein Certified Accountants ▪ Former partner at Ernst & Young

Valuation Framework

31 Transaction sources and uses Note: Assumes no redemptions from Cohn Robbins SPAC Trust and assumes $353m common PIPE proceeds; EUR:USD spot rate of 1.06 applied, sourced from CapIQ, as of 20 - May - 22 1. Cohn Robbins cash in trust as of 31 - March - 22 • All transaction proceeds (net of transaction expenses) will be paid out to existing shareholders if gross transaction proceeds are less than or equal to $850mm (the minimum cash requirement). If gross transaction proceeds exceed the minimum cash requirement, incremental transaction proceeds will be applied to the Company balance sheet until the primary proceeds amount is equal to 1/3 of the total transaction proceeds (net transaction expenses). Thereafter, transaction proceeds (net of transaction expenses) will be allocated on a pro rata basis 1/3 to primary proceeds, which will be applied to the Company balance sheet, and 2/3 to secondary proceeds, which will be distributed to Company shareholders Sources ($mm) (€mm) Cohn Robbins cash in trust 1 829 782 Common PIPE proceeds 353 333 Existing shareholders rollover 6,613 6,238 Total sources 7,794 7,353 Uses ($mm) (€mm) Cash to PF company balance sheet 332 313 Cash consideration to existing shareholders 750 708 Existing shareholder rollover 6,613 6,238 Estimated fees and expenses 100 94 Total sources 7,794 7,353

Pro forma valuation and transaction highlights Key transaction highlights Expected ~$9.6bn / ~€9.0bn Total Enterprise Value at deal – ~11.0x EV / 2023E Adj. EBITDA Expected ~$9.0bn / ~€8.5bn Total Enterprise Value on a discounted basis for SPAC / PIPE investors – ~10.3x EV / 2023E Adj. EBITDA 2 Expected bonus pool of 6.6mm common shares for non - redeeming Cohn Robbins shareholders 2 Existing Allwyn shareholders expected to be awarded 30.0mm common shares subject to earn - out 3 Expected pro forma ownership: 2, 4 Existing Allwyn shareholders: 83% Cohn Robbins public shareholders: 11% PIPE shareholders: 5% Cohn Robbins sponsor: 1% • • • • • • • • KKCG, the majority shareholder of Allwyn, is expected to hold multiple - voting shares including customary sunset provisions The transaction is expected to close in Q3 - 22 Note: Assumes no redemptions from Cohn Robbins SPAC Trust and assumes $353mm common PIPE proceeds; EUR:USD spot rate of 1.06 applied, sourced from CapIQ, as of 20 - May - 22; Adj. net debt as of Dec - 21A, includes €322mm of convertible notes expected to be outstanding at transaction close, pro forma for OPAP stake increase and acquisition of Betano in Q2 - 22. Excludes impact of expected free cash flow and a €170 mm one time dividend prior to closing. Forecast financials for Allwyn are presented on a pro rata basis and sourced from management estimates (subject to material change). Cohn Robbins cash in trust as of 31 - March - 22 1) Includes €322mm of convertible notes expected to be outstanding at transaction close 2) Includes impact from expected bonus pools for non - redeeming Cohn Robbins shareholders and PIPE shareholders, with potential for combined incremental 9.4mm common shares to be issued. Bonus pool for PIPE and non - redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio 32 3) 15.0mm of earnout shares to vest at $12.00 share price and 15.0mm to vest at $14.00 4) Excludes impact from expected 30.0mm earnout shares to existing Allwyn shareholders and 26.5% Founder Share earnout vesting at $12.00 / $14.00. Reflects 16% Founder Share forfeiture. Excludes Cohn Robbins SPAC public and private warrants PF Valuation at $10.00 / Share ($mm) (€mm) Illustrative share price 10.00 9.43 (x) PF shares outstanding 800.8 800.8 PF equity value 8,008 7,555 (+) Existing Adj. net debt (YE - 21A) 1 1,553 1,466 PF Total Enterprise Value (TEV) 9,561 9,020 At Deal - PF TEV / 2023E Adj. EBITDA 11.0x 11.0x PF TEV / 2023E Adj. EBITDA (SPAC / PIPE Investors) 2 10.3x 10.3x Implied PF Adj. net debt / 2022E Adj. EBITDA 2.0x 2.0x Implied PF Adj. net debt / 2023E Adj. EBITDA 1.8x 1.8x

Allwyn compares favorably to primary lottery peers Leading earnings growth coupled with highest cash conversion among lottery comparables 2 3 Lottery 19A - 23E NGR CAGR (%) 17.3% 5.0% 5.2% 4 2023E Adj. EBITDA margin (%) 45.1% 23.9% 21.0% 5 19A - 23E Adj. EBITDA CAGR (%) 18.2% 8.9% 9.6% 2023E cash conversion 6 (%) 2021 Cash 66.2% Conversion of 94.4% 82.1% 82.5% 6 Total addressable market € 19 bn wagered with 9 . 4 % CAGR growth projected ~€19bn 2021A wagered with mid - single digit CAGR growth projected ~AU$7bn 2021A wagered with mid - single digit CAGR projected 7 Source: Company information, H2GC, Capital IQ as of 20 - May - 22 Note: All financials calendarized to Dec - YE unless otherwise stated. 1) The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024 2) Based on pro rata Allwyn financials sourced from management estimates (subject to material change) 3) Lottery and Keno segments only; historical values based on reported company financials; forecast values based on estimates for Tabcorp Lottery and Keno segment published by a single equity research broker in Mar - 22, sourced from Refinitiv. Tabcorp financials and fiscal year as of Jun - YE. 33 4) Refers to revenue instead of NGR, as NGR not applicable 5) Adj. EBITDA margin calculated with respect to revenue instead of NGR, as NGR not applicable 6) Defined as Adj. EBITDA – capex / Adj. EBITDA. For Tabcorp, represents all business segments, not just the Lottery and Keno segment 7) Represents Australia lottery market Superior performance Multi - national Lottery Operator Single market lottery operators • Demonstrated ability to enter new geographies, most recently being chosen as preferred bidder in UK tender • Track - record of operational efficiency and improvements • 5 international markets in operation with a 6 th in progress 1 Key Allwyn Differentiators

9.2x 8 .6x 11.0 x 10 .3x 10 .8 x 17.8 x 12.7x 9.2x 2019 - 2023E Adj. EBITDA CAGR 18 .2% 18 .2% 8 .9% 9.6% 7.0% 10 .7% 9,020 813 +165 2 = 979 9.2x Comparable Company Analysis Single Market Lottery Operator Diversified Gaming peers (Including Bonus Shares) Source: FactSet, Cap IQ, Company provided information, Wall Street research. Market data as of 20 - May - 22 Note: EUR:USD spot rate of 1.06 applied, sourced from CapIQ, as of 20 - May - 22. from February 2024. be confirmed as the incoming UKNL operator and, subject to a successful period of transition, would become the operator of the UKNL with effect 2) Based on Camelot annual report for the year ended 31 - Mar - 21, c.£140mm EBITDA converted to € at spot rate of 1.18 EUR per GBP, sourced from CapIQ, as of 20 - May - 22 (Including Bonus Shares) 3) 34 1) The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will 4) Positive Tailwinds • Allwyn is one of the largest multi - market lottery operator • Historic growth has outpaced peer comps • Further potential from upside from shift to digital and merger activity • 2023E EBITDA figure does not include impact from the UKNL Tender 1 . • UKNL 2021A EBITDA of € 165mm Illustrative impact of UKNL Tender Figures in €mm TEV: EBITDA: Illustrative Multiple: Discounted 4 TEV / 2023E Adj. EBITDA At deal 3 Lottery Lottery Based on pro rata Allwyn financials sourced from management estimates (subject to material change) and pro forma EV of € 9 . 0 bn ; does not include the impact of expected bonus shares Based on pro rata Allwyn financials sourced from management estimates (subject to material change) and pro forma EV of € 8 . 5 bn ; includes impact of expected bonus shares . Bonus pool for PIPE and non - redeeming shareholders is variable based on number of redemptions . Shares underlying CRHC warrants expected to be adjusted by the same ratio 5 ) Reflects SoTP valuation for Tabcorp Lottery and Keno segment published by equity research broker in Mar - 22 sourced from Refinitiv ; Tabcorp fiscal year ends 30 - Jun 4 5 impact of UKNL tender Represents illustrative 1 expected to be adjusted by the same ratio. 35 5) Based on 18.2% 2019 - 2023E EBITDA CAGR 6) Reflects expected impact of shares underlying 42.2mm total Sponsor and SPAC public warrants net exercised into shares using TSM. Reflects expected impact from 30.0mm earnout shares to existing Allwyn shareholders and 26.5% Founder Share earnout vesting at $12.00 / $14.00. Reflects expected 16% Founder Share forfeiture • This table is for illustrative purposes only and is not a prediction of future performance or a guarantee of future results. Actual results may differ materially, as they involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and are based on potentially inaccurate assumptions. Accordingly, you should not place undue reliance on this table, which speaks only as of the date of this Presentation. Neither Cohn Robbins nor Allwyn undertakes any obligation to publicly revise this table to reflect circumstances or events after the date hereof or to reflect the occurrence of unanticipated events. You should, however, review the disclaimer on slides 2 and 3 of this Presentation. Source: Company information, Press Releases, Note: Assumes no redemptions from Cohn Robbins SPAC Trust and assumes $353mm common PIPE proceeds; EUR:USD spot rate of 1.06 applied, sourced from CapIQ, as of 20 - May - 22; Adj. net debt as of Dec - 21A, includes €322mm of convertible notes expected to be outstanding at transaction close, pro forma for OPAP stake increase and acquisition of Betano in Q2 - 22. Excludes impact of expected free cash flow and a €170 mm one time dividend prior to closing. Forecast financials for Allwyn are presented on a pro rata basis and sourced from management estimates (subject to material change). Cohn Robbins cash in trust as of 31 - March - 22 1) Capital IQ as of 20 - May - 22 2) Reflects SoTP valuation for Tabcorp Lottery and Keno segment published by equity research broker in Mar - 22 sourced from Refinitiv; Tabcorp fiscal year ends 30 - Jun 3) Based on pro rata Allwyn financials sourced from management estimates (subject to material change); includes the impact of expected bonus shares 4) Based on pro rata Allwyn financials sourced from management estimates (subject to material change); does not include the impact of expected bonus shares. Bonus pool for PIPE and non - redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants Cohn Robbins’ view on value Illustrative Price per Share at Different Multiples FV / 2023E EBITDA Discounted 3 At Deal 4 • Cohn Robbins believes that Allwyn is undervalued at the 11.0x 2023E Adj. EBITDA deal multiple and that the transaction presents an attractive entry point for investors relative to what Cohn Robbins believes are Allwyn’s core lottery peers – Single Market lottery operator FDJ trades at 10.8x 2023E Adj. EBITDA 1 , and Tabcorp Lottery segment is valued at 17.8x 2023E Adj. EBITDA based on equity research SOTP valuation 2 • Cohn Robbins’ investment thesis is based on Allwyn’s scalable lottery platform with significant barriers to entry, the resiliency of the business model with high margins and free cash flow conversion and the potential future top line growth borne out of the digital transformation of lottery – Cohn Robbins’ view of value for Allwyn does not incorporate potential upside from ongoing UK tender process or further international expansion

• • • • • • • Leading lottery led entertainment platform Scaled business that is expected to generate $868mm / €819mm of 2023E EBITDA 1 High operating barriers to entry Positioned to capitalize from continued shift to digital Attractive organic and inorganic growth opportunities with expected significant available balance sheet capacity Potential for substantial upside from UK / US opportunity beyond the plan Opportunities to invest at compelling transaction value relative to industry comps Expected bonus pools for non - redeeming Cohn Robbins shareholders, with potential for combined incremental 6.6mm common shares to be issued further reducing entry price 2 Note: EUR:USD spot rate of 1.06 applied, sourced from CapIQ, as of 20 - May - 22. All financials calendarized to Dec - YE 36 1) Based on management estimates (subject to material change) 2) Includes impact from expected bonus pools for non - redeeming Cohn Robbins shareholders and PIPE shareholders, with potential for combined incremental 9.4mm common shares to be issued. Bonus pool for PIPE and non - redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio Summary of investment opportunity

Appendix

38 1) Redemption level at which the minimum cash condition is expected to be met (40.02%). Bonus pool structure • Non - redeeming SPAC public shareholders to receive a pro - rata portion of a 6.6mm bonus pool of shares at the closing • As redemptions increase, cost basis to SPAC public shareholders decreases, creating a tontine - style incentive structure • Bonus shares to be received by each non - redeeming shareholder capped at 80% redemptions $9.50 $9.25 $9.00 $8.75 0% 5% 10% 15% 20% 25% 30% 35% 40% Illustrative Cost Basis to SPAC S/H Illustrative Redemptions Mm except per - share amounts Illustrative Redemptions - - 10% 20% SPAC Non - Redeeming Shares 82.8 74.5 66.2 (+) Bonus Shares 6.6 6.6 Total Shares Issued to SPAC S/H 89.4 81.1 SPAC Non - Redeeming Shares (x) Illustrative $10.00 Purchase Price 82.8 Cost of SPAC Non - Redeeming Shares (/) Total Shares to SPAC S/H Illustrative Cost Basis to SPAC S Illustrative Implied E Illustra

Source: Company information Note: Assumes no redemptions from Cohn Robbins SPAC Trust and and assumes $353m common PIPE proceeds. Includes impact from expected bonus pools for non - redeeming Cohn Robbins shareholders and PIPE shareholders, with potential for combined incremental 9.4mm common shares to be issued. Bonus pool for PIPE and non - redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio. Excludes impact from expected 30.0mm earnout shares to existing Allwyn shareholders and 26.5% Founder Share earnout vesting at $12.00 / $14.00. Reflects 16% Founder Share forfeiture. Excludes Cohn Robbins SPAC public and private warrants. 39 Allwyn ownership in operating companies as of Dec - 21; does not include holding companies, service companies or other minor operating entities owned by Allwyn 1) Corporate legal name is SAZKA Entertainment AG 2) Economic interest as of 26 - Apr - 22 following purchase of minority interest in SAZKA Delta and through open market purchases 3) Allwyn selected as Preferred Applicant for UK National Lottery PIPE shareholders Shareholders Existing Allwyn shareholders 17% 83% Simplified corporate structure PubCo 100% 100.0% Czech Republic SAZKA a.s. 32.5% Strong minority rights Italy LOTTOITALIA 48.2% 2 Management & board control Greece and Cyprus OPAP 59.7% Austria CASAG (1) United Kingdom Allwyn UK 100.0% UK National Lottery 3

40 Our financials explained F E F EBITDA Costs A Amounts wagered • Amount of wagers placed by customers B Players’ winnings • Winners’ pay - outs OPEX • Agent commission (variable, calculated as a % NGR) • IT related costs from gaming suppliers (semi - variable) • Other expenses include rental, content fees (fixed) SG&A • Personnel expenses • Marketing expenses (flexible in medium term) Gaming Taxes D A B C Gross gaming revenue (GGR) Net gaming revenue (NGR) C D E Key P&L drivers Reported financial information Segment financials • 100% basis • Used to review and analyze performance of each individual segments Consolidated financials • Reported in line with IFRS requirements • Significantly impacted by y - o - y changes in ownership and consolidation rules Pro rata financials • Provides an alternative view that reflects the performance of the group’s economic interest in each segment • Used to review the overall group performance • Tax base (usually GGR) multiplied by rate; varies based on type of game and country With the exception of Italy where revenues are based on: Amounts wagered x Commission

41 Source: H2GC Note: Scaled to reflect 2015A total wagers within each country 1) Digital increase calculated as growth in digital wagers from 2015A – 2019A, as a percentage of digital wagers for 2015A 2) No data for Czech 2015A digital 2015A 2019A 2015A 2019A UK National Lottery 2015A 2019A 2015A 2019A 2015A 2019A (Hungary) (France) (Ireland) Online lottery grows total wagers in markets where it has been introduced Online lottery generally expands total market size and does not cannibalize the retail lottery market’s growth European retail and digital lottery wagers 1 Digital wagers Retail wagers (Czech Republic) 2 +26% Total growth +7% Total growth +32% Total growth +36% Total growth +68% Total growth +500% Digital growth +47% Digital growth +164% Digital growth +88% Digital growth

Connectivity Partner Infrastructure / Technology Partner • Team of UK and international experts with considerable experience in the UK’s retail, gaming, digital and entertainment sectors • Global leader in lottery games, sports betting and technology Allwyn Selected Preferred Applicant for UK National Lottery License Tender in March 2022 UK National Lottery Overview 1 • State - licensed national lottery; established in the UK in 1994 • Currently operated until 2024 by Camelot UK Lotteries; licence was granted in 1994, 2001, and 2007 • Extensive retail network; ~ 44k retailers represent ~70% of sales • Europe’s largest online lottery by sales; > 7.5m active registered players • ~94% of the UK population live or work within 1 mile of a National Lottery Terminal • Online ticket sales accounted for almost a third of all ticket sales in FY20 subject to a successful period of transition, would become the operator of the UKNL with effect from February 2024. 1) Based on Camelot disclosure as per FY2020A public financial reporting Allwyn UK Operations and Partnerships License Competition Milestones The Gambling Commission, as the regulator of the National Lottery, issues the license to operate the lottery 28 Aug 2020 4 th National Lottery license competition was launched 26 Oct 2020 Invitation to Apply issued to all applicants who passed initial Selection Questionnaire 19 Oct 2020 Final applications submitted by 4 groups: Camelot, Allwyn, Sisal, and The New Lottery Company; which is the largest number of applicants since the lottery’s founding 15 Mar 2022 Allwyn announced as the Preferred Applicant for the Fourth National Lottery license The award of the license is currently being contested in legal proceedings. Upon the Gambling Commission making the Award Notification, it is expected to enter into legal arrangements with the preferred bidder to start transition period 42 Source: Company information, UK Gambling Commission. The award of the UKNL license is currently being contested in a legal challenge. Unless the challenge is successful, Allwyn Entertainment Ltd will be confirmed as the incoming UKNL operator and, February 2024 Expected start date for Fourth National Lottery license which will last 10 years

43 Q1 - 19 Q2 - 19 Q3 - 19 Q4 - 19 Q1 - 20 Q2 - 20 Q3 - 20 Q4 - 20 Q1 - 21 Q2 - 21 Q3 - 21 Q4 - 21 Total NGR Q1 - 19 Q2 - 19 Q3 - 19 Q4 - 19 Q1 - 20 Q2 - 20 Q3 - 20 Q4 - 20 Q1 - 21 Q2 - 21 Q3 - 21 Q4 - 21 Austria - domestic and international casinos Greece (excl. Stoiximan) Pro rata organic NGR development during COVID pandemic Strong performance in segments not impacted by COVID, COVID impacted segments below 2019 levels in Q4 Note: Greece financials not pro forma for subsequent acquisitions of additional interests in OPAP 1) Pro rata calculations for each quarter illustratively based on current stakes as of Q4 - 21 to demonstrate organic growth More impacted segments Organic NGR 1 , €m Combined performance Organic NGR 1 , €m Segments with limited impact from COVID Organic NGR 1 , €m • Austrian Lotteries, Czech Republic, Italy, Stoiximan – Minimal COVID - 19 impact after the first wave in Q1 / Q2 - 20 – Strong performance since then, benefiting from rapid customer shift to online – NGR in Q4 - 21 13% higher than in Q4 - 19 (pre - pandemic) on organic basis 1 Q1 - 19 Q2 - 19 Q3 - 19 Q4 - 19 Q1 - 20 Q2 - 20 Q3 - 20 Q4 - 20 Q1 - 21 Q2 - 21 Q3 - 21 Q4 - 21 Austrian Lotteries Czech Republic Greece - Stoiximan Italy • Greece physical retail, Austrian casinos – Heavily impacted in H1 - 21 – Strong recovery in Q3 - 21, with NGR largely in line with pre - pandemic Q3 - 19 levels on an organic basis 1 – Q4 - 21 NGR 9% lower than Q4 - 19 due to impact from COVID - 19 restrictions % Growth Growth: 12.8% Growth: (9.2%) % Growth Growth: 2.5% • Q4 - 21 Group NGR was 3% above Q4 - 19 on an organic basis 1 • Total Q4 - 21 Group NGR was 29% above Q4 - 19, reflecting both organic and inorganic growth % Growth

44 Summary of adjustments to EBITDA Operating EBITDA 2019 2020 2021 Austria 211 147 232 Czech Republic 95 84 107 Greece and Cyprus 413 260 555 Italy 396 311 409 Corporate – SAZKA Group (27) (30) (14) Corporate – Allwyn – – (39) Adjustments to Operating EBITDA Austria – (4) (21) Czech Republic – (2) 4 Greece and Cyprus 1 66 23 Italy – – – Corporate – SAZKA Group 10 15 7 Corporate – Allwyn – – 16 Adjusted EBITDA Austria 211 143 211 Czech Republic 95 82 111 Greece and Cyprus 413 326 578 Italy 396 311 409 Corporate – SAZKA Group (17) (15) (7) Corporate – Allwyn – – (23) 100% basis (€m) EBITDA Adjustments Brea kdown 2019 2020 2021 Austria adjustments Casino Linz insurance gain + restructuring non - personnel costs – (4) (1) Argentina arbitration gain – – (16) Other – – (5) Total Austria adjustments – (4) (21) Czech Republic adjustments Gain from cancellation of obligation to acquire entity – (2) – Charitable donation to support disaster relief and other – – 4 Total Czech Republic adjustments – (2) 4 Greece and Cyprus adjustments Hellenic Lotteries minimum gaming tax adjustment – 38 25 Litigation provision (16) 5 (1) COVID - 19 related extraordinary costs – 10 (4) Other non - recurring costs and write - offs 17 13 3 Total Greece and Cyprus adjustments 1 66 23 Corporate adjustments – SAZKA Group Inorganic business development costs 10 15 20 Arbitration gain – – (13) Total Corporate adjustments – SAZKA Group 10 15 7

45 The risks presented below are certain of the general risks related to SAZKA Entertainment AG (or PubCo following the closing of the Business Combination) (the "Company") (the Company, together with its subsidiaries, joint ventures and associates, the "Group"), Cohn Robbins Holdings Corp. ("SPAC") and the proposed business combination between the Company and SPAC (the "Business Combination") and such list is not exhaustive. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company will be disclosed in future documents filed or furnished by the Company and SPAC with the U.S. Securities and Exchange Commission ("SEC"), including the documents filed or furnished in connection with the Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and SPAC and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. Risks Related to the Group's Industry and Business • The effects of the COVID - 19 pandemic and related public health measures have affected how the Group operates its businesses and how consumers interact with the Group; the duration and extent to which the pandemic and related public health measures will impact the Group's businesses, future results of operations and cash flows remains uncertain. • The lottery and gaming industry is highly regulated; gaming regulation is continually developing and the regulations to which the Group is subject could become stricter. • The Group's businesses are required to obtain and maintain licenses and concessions in order to operate in each jurisdiction and, in certain circumstances, their ability to do so may be dependent on their shareholders and directors also meeting specific regulatory requirements in order to maintain the licenses and concessions of the Group's businesses. • The Group's businesses are exposed to risks related to the potential loss of their exclusive rights to operate the Group's business activities under their licenses and concession agreements and/or of alteration or termination of their licenses prior to their expiration, and their licenses may also be challenged by potential competitors. • The Group's businesses could be subject to changes in tax regimes, tax audits, tax penalties, and special levies and fees, including specific gaming sector taxes. • The Group's businesses may not be able to respond to changes in technology or successfully modify their product offerings to satisfy the future technological demands of their customers. • Actions by governments, political and market conditions, economic downturns or other macroeconomic factors beyond the Group's control in the countries in which the Group's businesses operate could have an adverse effect on the Group's businesses, results of operations, and financial condition. • Competition within the global entertainment and gaming industries is intense and if the Group fails to compete effectively, its existing and potential users may be attracted to competitors or to competing forms of entertainment such as television, movies, online gaming, and sports betting, as well as other entertainment and gaming, options on mobile devices and web applications. If the Group's offerings do not continue to be popular, we could experience, among other things, price reductions, reduced margins and loss of market share, and the Group's businesses, financial condition, and results of operations could be harmed. • The Group's businesses may be adversely affected by the illegal lottery and gaming market and competitors whose legal status is unclear. • The Group may not be able to successfully source, originate, execute, integrate and manage business acquisitions or may fail to obtain the expected benefits from existing or future strategic investments, partnerships and acquisitions. • The Group does not wholly own several of the entities that operate the Group's businesses and that account for a substantial portion of the Group's Gross Gaming Revenues ("GGR"), and the Group is party to shareholder agreements with the other shareholders of such entities that contain a number of protective provisions in favor of such other shareholders. • The Group's businesses are exposed to risks arising from using a network of agents to distribute its products. • The Group's businesses are dependent on a relatively low number of suppliers of technology infrastructure and support. • The Group's business model depends upon the continued compatibility between the Group's platforms and the major mobile operating systems and upon third - party platforms for the distribution of the Group's product offerings. If the main app stores prevent users from downloading the Group's apps, the Group's ability to grow its revenue, profitability and prospects may be adversely affected. • The Group's businesses, and certain third parties the Group relies on, may fail to maintain effective compliance procedures and policies for anti - money laundering, anti - bribery, fraud detection, anti - corruption, economic sanctions programs, regulatory compliance, and risk management processes. • Negative perceptions and publicity about the lottery and gaming industry could lead to negative socio - cultural reactions and more restrictive regulations. • The operating systems and networks of the Group's businesses are exposed to risks associated with technical failures and security breaches caused by human error, problems relating to technology, natural disasters, sabotage, viruses, and similar events. • The operating systems and networks of the Group's businesses are exposed to risks associated with its own growing technical infrastructure needs and reliance on third - party technology providers. • The gaming operations of the Group's businesses, in particular the sports betting operations, can be affected by pay - out fluctuations or betting outcomes. • The sports betting operations of the Group's businesses are significantly affected by the timing and frequency of sporting events during the calendar year. • The Group's businesses may be unable to successfully maintain and enhance their brands. • Lotteries and games are subject to changing consumer preferences. • If the Group's internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected. • The online offerings of the Group's businesses are part of a new and evolving industry which presents significant uncertainty and business and regulatory risks. Risk factors

46 Risk factors (Continued) Risks Related to the Group's Industry and Business • The Group's businesses are affected by the risk of data leakage. • The operations of the Group's businesses may be subject to work stoppages or other labor disputes. • The Group's businesses may be unable to attract, train or retain key management and qualified employees. • Taxation of unrealized foreign exchange gains may adversely affect the Group's financial condition. • The insurance of the Group's business activities may not be adequate. • If the Group is unable to protect its intellectual property and proprietary rights or prevent its unauthorized use by third parties, the Group's ability to compete in the market or its businesses, financial condition, and results of operations may be harmed. • The Group’s businesses can face claims relating to the intellectual property rights of third parties, including claims of third parties that the Group is infringing on their intellectual property and proprietary rights. These disputes may result in costs for legal representation, damages, brand change, the need to design new products and services, the purchase of new licenses from third parties or in changing the Group's management with regard to business activities, which could adversely affect brand value. • The Group's planned re - domiciliation of SAZKA Group a.s. from the Czech Republic to Switzerland may be lengthy, costly and complex. • The Group's businesses are subject to risks from legal, administrative and arbitration proceedings. • The Group's substantial indebtedness may make it difficult for it to service its debt and to operate its businesses, and the Group may not be able to obtain additional financing on reasonable terms or at all. • The existing major shareholder of the Group can exert considerable control over the Group. • The Group may incur additional tax liabilities. • The Group's financial projections are subject to significant risks, assumptions, estimates and uncertainties, and actual results may differ materially. These estimates and assumptions include estimates of the total addressable market for the Group's products and assumptions regarding consumer demand, among others. These estimates and assumptions are subject to various factors beyond the Group's control, including, for example, changes in consumer demand, changes in the regulatory environment, the impact of global health crises and changes in the Group's executive and management teams. • The name change and rebranding from Sazka to Allwyn may take significant time, may not occur, may be complex and costly or may be subject to regulatory review and/or other unanticipated risks that may delay or prevent the name change and rebranding. • The conflict between Russia and Ukraine, and related sanctions could negatively impact us. • Our operations may be adversely affected by ongoing developments in Russia, Ukraine and surrounding countries. • The current conflict between Ukraine and Russia has caused unstable market and economic conditions and is expected to have additional global consequences. • Allwyn is not guaranteed to become the next UK National Lottery operator. • Camelot’s recent results and past performance may not be indicative of Allwyn’s future results and performance. • Swiss NewCo’s Management has limited experience operating a public company. Risk Related to the Offering and the Shares • There has been no prior public trading of the Class B Ordinary Shares. • The Class B Ordinary Shares are not listed in Switzerland, the Company's home jurisdiction. As a result, the Company's shareholders will not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change - of - control transaction. • The Company is controlled by KKCG, and the Company's dual - class share structure and the ownership of the Class A Ordinary Shares by KKCG will also have the effect of concentrating voting control with KKCG for the foreseeable future, which will limit or preclude the ability of other shareholders to influence corporate matters. • The dual - class share structure may depress the trading price of the Class B Ordinary Shares. • Shareholders exceeding certain shareholding thresholds may be required to meet specific gaming regulatory requirements in order for the Group to maintain its licenses and concessions. • The issuance of additional debt or equity securities by the Company in connection with future acquisitions, any share incentive or share option plan or otherwise may dilute all other shareholdings and may adversely affect the market price of the Class B Ordinary Shares. • Shareholders may not have, or be entitled to exercise, preferential subscription rights in future equity offerings. • The rights and responsibilities of a shareholder are governed by Swiss law and will differ in some respects from the rights and obligations of shareholders under the laws of other jurisdictions, and the shareholders may be subject to multiple notification obligations. • The Company is a holding company that is dependent on its subsidiaries to make dividend payments and distributions. • Shareholders or investors whose principal currency is not the euro may be subject to exchange rate risk. • Foreign Account Tax Compliance Act withholding may affect payments on the Class B Ordinary Shares.

47 Risk factors (Continued) Risks Related to SPAC and the Business Combination • Directors of SPAC have potential conflicts of interest in recommending that its stockholders vote in favor of approval of the Business Combination. • SPAC's initial stockholders, officers and directors may agree to vote in favor of the Business Combination, regardless of how its public stockholders vote. • The SPAC and Group may not be able to obtain the required stockholder approvals to consummate the Business Combination. • SPAC's sponsors, directors, officers, advisors, and their affiliates may enter into certain transactions, including purchasing shares or warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public "float" of its securities. • SPAC and, following the Business Combination, the Group, may face litigation and other risks as a result of any material weaknesses that may be identified in SPAC's internal control over financial reporting. • SPAC may invest or spend the proceeds of the Business Combination and private placement in ways with which the investors may not agree or in ways which may not yield a return. • Each of SPAC and the Group have incurred and will incur substantial costs in connection with the Business Combination, private placement and related transactions, such as legal, accounting, consulting, and financial advisory fees, which will be paid out of the proceeds of the Business Combination and the private placement. • The ability of SPAC's public stockholders to exercise redemption rights with respect to a large number of shares could deplete SPAC's trust account prior to the Business Combination and thereby diminish the amount of working capital of the combined company. • In the event SPAC's public stockholders exercise redemption rights with respect to a significant number of shares, all transaction proceeds (net of transaction expenses), including PIPE proceeds, will be paid out to the Company's existing shareholders as cash consideration. • SPAC's stockholders will experience immediate dilution as a consequence of the issuance of stock as consideration in the Business Combination. Having a minority share position may reduce the influence that SPAC's current stockholders have on the management of the combined company. • Neither the SPAC's board of directors nor any committee thereof obtained a third - party valuation in determining whether or not to pursue the Business Combination. • SPAC is an emerging growth company subject to reduced disclosure requirements, and there is a risk that availing itself of such reduced disclosure requirements will make its common stock less attractive to investors. • The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisﬁed or waived, the Business Combination agreement may be terminated in accordance with its terms and the Business Combination may not be completed. • Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination and significant expenses could be incurred in connection therewith. • Changes to the proposed structure of the Business Combination may be required as a result of applicable laws or regulations. • The consummation of the Business Combination is subject to risks that regulatory approvals (including specific regulatory approvals to maintain the licenses and concessions of the Group's businesses) are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect. the combined company or the expected benefits of the Business Combination. • The combined company may not be able to realize the anticipated benefits of the Business Combination. • There have been changes to the accepted accounting for SPACs. For example, on April 12, 2021, the Staff of the SEC issued a statement related to warrants issued by SPACs (the "SEC Statement"), which resulted in the warrants issued by many SPACs being required to be classified as liabilities rather equity. SPAC has accounted for its outstanding warrants as a warrant liability and the Company will be required to determine the value warrant liability quarterly, which could have a material impact on its financial position and operating results. • Further changes in the accepted accounting related to SPACs may also result in the recognition of accounting errors in previously issued financial statements, restatements of previously issued audited financial statements, the filing of notices that previously issued financial statements may not be relied upon, and findings of material weaknesses and significant deficiencies in internal controls over financial reporting. In addition, such changes could delay or have a material adverse effect on SPAC's and the Company's ability to consummate the business combination. • Securities of companies formed through mergers similar to the Business Combination may experience a material decline in price relative to the share price of the publicly - listed company prior to the merger. • Beginning in January 2022, subsequent to our announcement of the Business Combination and our PIPE Financing, there has been a significant drop in the market, subjecting our securities to downward pressures. • If SAZKA Entertainment is unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, SAZKA Entertainment may be required to significantly curtail, delay or discontinue one or more business units or discontinue its operations.

48 Risk factors (Continued) Risks Related to Ownership of Class B Ordinary Shares Following the Business Combination and Operating as a Public Company • The price of the Company's common stock and warrants may be volatile and subject to wide fluctuations. • The Company will have increased costs as a result of becoming a reporting company. • The Company's internal control over financing reporting has not been assessed for compliance with the standard required by Section 404 of the Sarbanes - Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes - Oxley Act could materially and adversely affect the Company. • Future resales of Class B Ordinary Shares after the consummation of the Business Combination may cause the market price of the Company's securities to drop significantly, even if the Group's businesses are doing well. • Warrants may become exercisable for Class B Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to the Company's stockholders. • If securities or industry analysts do not publish research or reports about the Group's businesses, if they adversely change their recommendations regarding the Company's stock or if the Company's results of operations do not meet their expectations, the Company's stock price and trading volume could decline. • The Company may be subject to securities litigation, which is expensive and could divert management attention. • The Group's strategy includes the evaluation and potential acquisition and integration of businesses or their assets. The Group's businesses may suffer if it is unable to successfully undertake the integrations into the Group or otherwise manage the growth associated with such acquisitions, which could adversely affect the Group's operating results and result in charges to earnings, impairing its businesses, financial condition, and results of operations. • As a private company, the Group has not been required to document and test its internal controls over financial reporting in accordance with the rules applicable to U.S. public companies, nor has its management been required to certify the effectiveness of its internal controls and the Group's auditors have not been required to opine on the effectiveness of the Group's internal control over financial reporting. Failure to maintain adequate financial, information technology, and management processes and controls could result in material weaknesses which could lead to errors in the Group's financial reporting, which could adversely affect its businesses. • The Group is a foreign private issuer under applicable securities laws, and, as a result, is not subject to certain rules and obligations that are applicable to a U.S. domestic public company and is not subject to certain corporate governance listing standards that are applicable to a listed U.S. domestic public company. • The Group may lose its foreign private issuer status, which would then require it to comply with the domestic reporting regime under the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, and cause the Group to incur signiﬁcant legal, accounting and other expenses.